EXHIBIT 99.12

SUPPLEMENTAL SPECIAL WARRANT INDENTURE

THIS SUPPLEMENTAL SPECIAL WARRANT INDENTURE is entered into as of the 27th day of January, 2020.

BETWEEN:

mCloud Technologies Corp., a corporation incorporated under the laws of the Province of British Columbia

(the "Company")

AND:

OF THE FIRST PART

AST Trust Company (Canada), a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada

(the "Special Warrant Agent")

OF THE SECOND PART

WHEREAS the Company and the Special Warrant Agent entered into a special warrant indenture (the "Original Indenture") dated as of January 14, 2020 to provide for the creation and issuance of up to 3,312,500 Special Warrants;

AND WHEREAS the Company wishes to increase the number of Special Warrants authorized for issuance pursuant to the Original Indenture;

AND WHEREAS Section 7.1(i) of the Original Indenture provides that the Company and the Special Warrant Agent may execute and deliver indentures or instruments supplemental to the Original Indenture for any purpose not inconsistent with the provisions of the Original Indenture, provided that the rights of the Special Warrantholders are in no way prejudiced thereby;

AND WHEREAS the Company has advised that an increase in the number of Special Warrants authorized for issuance pursuant to the Original Indenture does not prejudice the rights of such Special Warrantholders;

AND WHEREAS an opinion of Counsel was provided to the Special Warrant Agent on January 27, 2020, advising that the increase in the number of Special Warrants authorized for issuance pursuant to the Original Indenture in no way prejudices the rights of the Special Warrantholders under the Original Indenture;

AND WHEREAS the Company and the Special Warrant Agent, relying on the said opinion of Counsel, wish to enter into this Supplemental Special Warrant Indenture to the Original Indenture (the “Supplemental Special Warrant Indenture”) to reflect such change;

AND WHEREAS the foregoing recitals are made as statements of fact by the Company and not by the Special Warrant Agent,

NOW THEREFORE in consideration of the mutual promises contained in this Supplemental Special Warrant Indenture and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

1.1	References to Supplemental Special Warrant Indenture

As used herein "Supplemental Special Warrant Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Supplemental Special Warrant Indenture and not to any particular Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.2	Definitions in Original Indenture

All terms contained in this Supplemental Special Warrant Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, as supplemented or amended by this Supplemental Special Warrant Indenture.

1.3	Supplemental Special Warrant Indenture of Original Indenture

The Original Indenture is hereby amended as follows:

(a)	The number "3,312,500" contained in the first preamble, the definition of "Private Placement", Section 2.1(a) and Section 2.1(b) is hereby replaced with "3,350,000".

1.4	Supplemental Special Warrant Indenture Supplemental to Original Indenture

This Supplemental Special Warrant Indenture is supplemental to the Original Indenture and the Original Indenture shall, from this date forward, be read in conjunction with this Supplemental Special Warrant Indenture. All other provisions of the Original Indenture shall remain in full force and effect, unamended as of the date hereof. The Original Indenture and this Supplemental Special Warrant Indenture shall, from this date forward, have effect so far as practicable as if all the provisions of the Original Indenture and this Supplemental Special Warrant Indenture were contained in the Original Indenture.

1.5	Counterparts and Formal Date

This Supplemental Special Warrant Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first above written.

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1.6	Governing Law

This Supplemental Special Warrant Indenture is subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature page follows.]

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IN WITNESS WHEREOF the parties have executed this Supplemental Special Warrant Indenture as of the day and year first above written.

MCLOUD TECHNOLOGIES CORP.

By:	"Russel McMeekin"
Authorized Signatory

AST TRUST COMPANY (CANADA)

By:	"Authorized Signatory"
Authorized Signatory

By:	"Authorized Signatory"
Authorized Signatory

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